704 Executive Boulevard • Valley Cottage, NY 10989
Tel: 845-230-3000 • Fax: 845-267-4110
http://www.crmz.com

April 14, 2005

Mr. Kyle Moffatt
Accountant Branch Chief
United States Securities & Exchange Commission
Washington, D.C. 20549

RE:	CreditRiskMonitor.com, Inc. Form 10-KSB for the fiscal year ended December 31, 2004 Filed March 31, 2005 File No. 1-08601

Dear Mr. Moffatt:

We are in receipt of your letter dated March 31, 2005 in which you noted that the staff of the Securities and Exchange Commission has reviewed the above referenced filing and has raised comments with respect to the valuation of goodwill as described on page 15 of the filing.

Specifically, you note that we have goodwill valued at $1,954,460 at December 31, 2004 and that our valuation policy is that “if the carrying value of this asset exceeds its estimated fair value, the Company will record an impairment loss to write the asset down to its estimated fair value.” You also noted four (4) factual matters, quoted below, related to this filing and asked us to tell you how we tested goodwill, specifically addressing the two step approach and the reporting units used.

The following is a response to each of the matters you noted:

1.	“Negative cash flow from operations of $79,087 and $585,621 for the years ended December 31, 2004 and 2003, respectively (page F-7).”

As initially disclosed in our Form 10-QSB for the quarter ended March 31, 2001, the Company has been involved in protracted litigation with a former employee and a competitor (the “Defendants”) arising out of the theft and unlawful use of our customer list and other confidential business information. As noted in note 10 to the financial statements included in our current Form 10-KSB filing, on August 6, 2004, the Court found that the Defendants violated the Settlement Agreement previously entered into by the parties and were in contempt of the Court’s July 2001 Order. Accordingly, we were awarded compensatory and punitive damages against the Defendants aggregating $821,044, plus attorney fees and legal costs in an amount to be determined. On August 24, 2004, the Court entered a Judgment providing for the enforcement of its award and assigned a Referee to conduct a hearing concerning the amount of attorneys’ fees and costs to be awarded.

The issue of attorneys’ fees and costs was argued before a Referee and the parties recently agreed to a settlement of this issue. Pursuant to a Draft Stipulation the parties have agreed that the amount of attorneys’ fees incurred through March 8, 2005, that are awardable under the August 6, 2004 Decision, is $620,000. This figure does not include attorneys’ fees that the Company may seek in connection with the Defendants’ Appeals and the Company’s Cross-Appeal. This Stipulation cannot be filed and is stayed until Defendants procure a bond in the amount of $620,000 plus judicial interest. Further, the parties are scheduled to appear before the Court regarding all costs and expert fees to be potentially awarded to the Company.

In addition, as an integral part of the Court’s Decision, the Defendants may not engage in the anti-competitive activities which violate the Settlement Agreement. As a result, we believe that the Company’s ability to retain and/or obtain customers will be improved significantly.

As noted in the Form 10-KSB for the year ended December 31, 2004, we paid legal fees and expenses related to these matters totaling approximately $269,000 and $591,000 in 2004 and 2003, respectively. Excluding these payments, we would have had positive cash flow from operations of approximately $190,000 and $5,000 in 2004 and 2003, respectively.

2.	“Net losses of $139,030 and $805,947 for the years ended December 31, 2004 and 2003, respectively.”

Again, as disclosed in our Form 10-KSB for the year ended December 31, 2004, we accrued legal fees and expenses related to these matters totaling approximately $237,000 and $669,000 in 2004 and 2003, respectively. Excluding these expenses, we would have had net income of approximately $98,000 in 2004 and a net loss of only $137,000 in 2003.

As of December 31, 2004, the Company has not recorded any awards related to the August 6, 2004 Decision. As disclosed in note 10 to the financial statements included in our Form 10-KSB for the year ended December 31, 2004, we are treating such award as a “gain contingency”. As noted above, the potential “gain contingency” is currently estimated to be in excess of $1.5 million.

3.	“An accumulated deficit of $27,770,971.”

As previously reported, the registrant was organized in February 1977 under the laws of the State of Nevada and was engaged in the development and sale of nutritional food products from 1982 until October 22, 1993, when it sold substantially all of its assets (the “Asset Sale”). As a result of the Asset Sale, the Company was a non-operating entity from 1994 to 1998. During this period, the Company had no revenues and its income was derived from interest and dividends and gains on the sale of its assets. In September 1998, the Company paid $60,000 for an option (the “Option”) to purchase the assets of the CreditRisk Monitor (“CRM”) credit information service from Market Guide Inc. (“MGI”). The Company exercised the Option on December 29, 1998 and completed the purchase of the CRM assets effective January 19, 1999. The CRM credit information service had been formed as a division of MGI in September 1996 and had commenced the operation of its website in April 1997. Thus, when the Company acquired these assets in January 1999, it accounted for this acquisition under the provisions of APB16. At the time of this transaction, this Internet service was still in its start-up phase and had been selling its product to third parties for less than two years. Following the closing of the CRM purchase, the Company filed the necessary assumed name certificate and commenced doing business under the name “CreditRiskMonitor.com.” In April 1999, the Company officially changed its name to CreditRiskMonitor.com, Inc.

As of December 31, 1998, the Company had an accumulated deficit of $23,892,300. Thus, since the acquisition of the CRM assets in January 1999 the total addition to the accumulated deficit was $3,878,671. On a pro forma basis, giving effect to the litigation expenses discussed above, our net losses are as follows:

Fiscal Year	Net Loss

	Reported	Litigation Expenses	Pro Forma

1999	(1,252,718)		(1,252,718)
2000	(809,335)		(809,335)
2001	(618,725)	103,357	(515,368)
2002	(252,916)	77,237	(175,679)
2003	(805,947)	669,014	(136,933)
2004	(139,030)	236,691	97,661

	(3,878,671)	1,086,299	(2,792,372)

As noted above, excluding the litigation expenses, the Company had a cumulative loss of $2,792,372 for the six (6) years since it acquired the CRM assets.

Notwithstanding these factors, we had an annual growth rate of almost 22% in revenues between 1999 and 2004. But for the impact of the theft of our customer list, as noted above, we are confident that our growth rate would have been significantly higher and our operating results and cash flows would have been significantly better.

4.	“And a market value of common stock held by non-affiliates as of March 7, 2005 of $1,010,749.”

In determining the fair value of the Company, we believe the principal consideration must be the growth in revenue since the Company’s acquisition of the CRM assets, from $1,259,000 in fiscal 1999 to $3,347,000 in fiscal 2004. Both the growth in the revenue stream and the Company’s pro forma operating results were negatively impacted by the actions of the Defendants and the litigation expenses. A critical element in our business model is the recurring nature of our revenue stream once we sign an account. By stealing our customer list, and thus knowing the renewal dates and pricing of our customer base, the Defendants were able to under-cut us on renewals. We saw a 40% increase in our cancellation rate in both 2001 and 2002 from what we had previously experienced, including the time that we were an operating division of MGI. To combat the competitor’s action, we cut the pricing of our product in order to retain customers. We were able to reduce our cancellation rate for 2004 to half of what was experienced in 2002. It should also be noted that, as a small company, we have limited manpower. The litigation resulted in the diversion of a significant amount of senior management’s time from growing the business. The actual trial took some eleven weeks to complete and countless hours of preparation. As a result of the litigation we were able to prohibit the defendants from causing any additional harm to the Company and, therefore, we believe that the fair value of the Company has been restored and enhanced.

We have historically determined that we have one reporting segment: (a) we do not engage in multiple business activities from which we earn revenues and incur expenses, (b) we look only at the company’s overall operating results in making budgetary decisions, and (c) we prepare financial information only at the entity level. Accordingly, we have only one reporting unit. As the literature notes, “a reporting unit could be the same as an operating segment, which could be the same as a reportable segment, which could be the same as the entity as a whole”. Accordingly, we believe that the entire Company’s fair value and carrying value is the basis for determining whether there is a potential impairment to the stated amount of goodwill.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties (i.e., other than in a forced or liquidation sale). Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Quoted market prices are the best evidence of fair value and are to be used as the basis for measurement. As of March 7, 2005, the last transaction in the Company’s stock in the over-the-counter market was $0.45 per share. Since, then the price has gone up and the last transaction on April 1, 2005 was at $0.70 per share. Using the lower per share value results in a market capitalization in excess of $3.45 million. This amount exceeds the sum of the Company’s net worth and the unamortized goodwill balance at December 31, 2004 ($428,206 + $1,954,460 = $2,382,666) and, even after giving effect to the negative impact of Defendants’ actions and the litigation expenses, no impairment of the goodwill asset exists.

The Company’s total market capitalization, using the market price on April 1, 2005 of $0.70 per share, inclusive of shares held by affiliated persons, is approximately $5.38 million. We believe that it is appropriate to consider the block of stock held by our majority shareholder and other insiders, totaling some 71% of the Company’s outstanding stock, in determining fair value. In order to gain control of the Company a third-party must deal with our majority shareholder. A hostile tender offer would result, at best, in a large minority stake in the Company but no voice in the day-to-day management. Even ignoring the premium that would have to be paid to the majority shareholder for a sale of its controlling interest, the Company’s current market capitalization exceeds its carrying value, including goodwill.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, as we believe it does here, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.

Management of the Company acknowledges that-

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any part of this letter, please do not hesitate to contact me.

Sincerely,

/s/ Lawrence Fensterstock
Lawrence Fensterstock
Chief Financial Officer